UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CAPLEASE, INC.

(Name of Subject Company (Issuer))

CAPLEASE, INC.

(Name of Filing Person (Offeror))

7.50% Convertible Senior Notes due 2027	140288 AA 9
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Paul C. Hughes

General Counsel

CapLease, Inc.

1065 Avenue of the Americas

New York, New York 10018

(212) 217-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Dee Ann Dorsey, Esq.

Hunton & Williams LLP

200 Park Avenue

New York, New York 10166

(212) 309-1174

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,009,000	$4,012.03
*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 7.50% Convertible Senior Notes due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of August 29, 2012, there was $35,009,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $35,009,000.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (as amended and supplemented, the “Schedule TO”) by CapLease, Inc. (“CapLease” or the “Company”), a Maryland corporation (“CapLease” or the “Company”), relating to the right of each holder (the “Holder”) of the Company’s 7.50% Convertible Senior Notes due 2027 (the “Securities”) to sell and the obligation of the Company to purchase the Securities, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of October 9, 2007 (the “Indenture”), among the Company, certain subsidiaries of the Company, as guarantors, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), as set forth in the Company’s Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment to the Schedule TO together with the Schedule TO, the Company Notice and the related notice materials filed as exhibits to the Schedule TO.

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Schedule TO, including the Company Notice, as supplemented and amended by the information contained in Items 1 and 4 below, is incorporated herein by reference.

Amendments to Items 1 and 4 of Schedule TO and to the Company Notice.

Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Company Notice, and the Company Notice are hereby amended and supplemented as follows:

•	The Expiration Date of the Put Option has been extended to 12:00 midnight, New York City time on September 27, 2012. Therefore, all references in the Company Notice to an Expiration Date of 5:00 p.m. New York City time on September 27, 2012, are hereby amended to be references to an Expiration Date of 12:00 midnight, New York City time on September 27, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPLEASE, INC.

	By:	/s/ Paul C. Hughes
	Name:	Paul C. Hughes
	Title:	Vice President, General Counsel and Corporate Secretary
Date: September 12, 2012

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EXHIBIT INDEX

Exhibit Number	Description
99 (a)(1)(A)*	Issuer Put Right Notice for 7.50% Convertible Senior Notes due 2027, dated August 30, 2012

99 (a)(1)(B)*	Form W-9

99 (a)(5)*	Press release issued by the Company on August 30, 2012

99 (b)	Credit Agreement, dated as of June 29, 2012, by and among Caplease, LP, PREFCO Dix-Neuf LLC, PREFCO Nineteen Limited Partnership, CLF Cane Run Member, LLC, CLF Cane Run Louisville, LLC, CLF Landmark Omaha LLC, CLF Dodge Omaha LLC, KDC Busch Boulevard LLC and CLF 555 N Daniels Way LLC, as Borrowers, the financial institutions party thereto and their assignees under Section 13.6, as Lenders, Wells Fargo Bank, National Association, as Administrative Agent, and Wells Fargo Securities, LLC, as Sole Lead Arranger and Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2012, and incorporated herein by reference)

99 (d)(1)	Indenture, dated as of October 9, 2007, by and among CapLease, Inc., Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (filed as Exhibit 4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

99 (d)(2)	Registration Rights Agreement, dated as of October 9, 2007, between CapLease, Inc. and Deutsche Bank Securities, Inc. (filed as Exhibit 10 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007, and incorporated herein by reference)

* Previously filed.

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